EXHIBIT 99.1

Evaxion presents a new source of AI-derived immunotherapeutic targets strongly associated with the overall survival of cancer patients

  Evaxion’s AI technology has led to the identification of new viral targets for cancer immunotherapy
  This potentially enables treatment for patients with cold tumors, normally unresponsive to immunotherapy

COPENHAGEN, Denmark, March 23, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the discovery and development of AI-powered immunotherapies today announces that it has developed a new proprietary AI platform technology ObsERV™ to identify a new source of targets for personalized cancer therapy, potentially enabling treatment of patients that are currently considered unresponsive to cancer immunotherapy.

ObsERV™, Evaxion’s new proprietary AI platform technology, identifies patient-specific virus targets, so-called ERVs (endogenous retroviruses), expressed in cancer. Evaxion has demonstrated that overexpression of such ERVs is strongly associated with the overall survival of cancer patients, notably of patients that are normally considered unresponsive to immunotherapy. In addition, the Company has preclinically demonstrated complete tumor eradication in animal models when targeting ERVs.

CEO Per Norlén:
“I am thrilled to share this exciting discovery, which may unlock the treatment of a much larger group of cancer patients. While there are efforts to develop cancer vaccines against ERVs that are shared between small groups of patients, we believe that we are the first in the world to use ERVs as targets for personalized cancer immunotherapy, broadening the scope tremendously.”

ERVs are remnants of ancient viruses lying dormant in our genomes. ERVs are often overexpressed in cancers but not in healthy tissue, making them visible to the immune system and hence a promising target for immunotherapy. Evaxion’s AI platforms for decoding the immune system have been the key to allowing the identification of patient-specific ERVs.

“Our AI platforms are continuously getting more powerful through machine learning. This ongoing, iterative improvement and the cross-pollination between our platforms for infectious disease and cancer has been essential for developing the new AI platform ObsERV. And it opens up a new treatment paradigm in cancer. Next step will be to turn this discovery into an AI-based drug development program that we intend to bring towards the clinic and to patients,” Per Norlén concludes.

Evaxion will publish a preprint next week, and on March 28, Christian Garde, Director of Bioinformatics at Evaxion, will present this data at the Immuno 2023 conference in London, UK (link here).

For more information, please contact:
Per Norlén, CEO
pno@evaxion-biotech.com

or:

Katrine Hertz Mortensen
VP, Communications and Public Relations
khm@evaxion-biotech.com
+45 3010 0203

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.